Exhibit 99.1

PRESS RELEASE

Hydrogenics Provides Update on NASDAQ Trading Status

Mississauga, Ontario — March 19, 2010 — Hydrogenics Corporation (NASDAQ: HYGSD; TSX: HYG) (“Hydrogenics” or the “Company”) a leading developer and manufacturer of hydrogen generation and fuel cell products, today announced that, as expected, the Company received a staff determination letter from the NASDAQ Stock Market (“NASDAQ”) notifying the Company that its common shares are subject to delisting from the NASDAQ Global Market based upon the fact that Hydrogenics’ stock has not satisfied the $1.00 minimum bid price requirement under Listing Rule 5450(a)(1) (the “Minimum Bid Price Rule”) for ten consecutive trading days.

The Company intends to request a hearing with the NASDAQ to appeal the proposed delisting.  Subsequent to the previously announced one-for-25 consolidation of the Company’s common shares, effective March 12, 2010, the Company’s common shares have traded above the $1.00 Minimum Bid Price requirement.  Once the common shares have traded at or above $1.00 per share for ten consecutive trading days, which the Company expects will occur beginning March 26, 2010, the Company will be in full compliance with the Minimum Bid Price Rule and the delisting proceedings should be terminated.

Separately, Hydrogenics shares will trade under the symbol “HYGSD” for 20 business days following the share consolidation, or until April 9, 2010, subsequent to which the shares will revert to trading as “HYGS.”

ABOUT HYDROGENICS

Hydrogenics Corporation (www.hydrogenics.com) is a globally recognized developer and provider of hydrogen generation and fuel cell products and services, serving the growing industrial and clean energy markets of today and tomorrow. Based in Mississauga, Ontario, Canada, Hydrogenics has operations in North America and Europe.

This release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Law of 1995, and under applicable Canadian securities law.  These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including: changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics’ business; failure to meet the listing requirements of NASDAQ; and volatility of our common share price. Readers should not place undue reliance on Hydrogenics’ forward-looking statements.  Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance.  Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release, except as required by law. The forward-looking statements contained in this release are expressly qualified by this.

For further information, contact:

Company Contact: Lawrence Davis, Chief Financial Officer (905) 361-3633 investors@hydrogenics.com	Investor Relations Contact: Chris Witty (646) 438-9385 cwitty@darrowir.com